UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission File Number l-8610

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBC PAYSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SBC COMMUNICATIONS INC.

175 E. Houston, San Antonio, Texas 78205

SBC PAYSOP

Financial Statements, Supplemental Schedules and Exhibit

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2
Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2004	3
Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	8
Schedule H, Line 4j – Schedule of Reportable Transactions	9

Exhibit:

23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

SBC Communications Inc.,

Plan Administrator for SBC PAYSOP

We have audited the accompanying statements of net assets available for benefits of SBC PAYSOP as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

San Antonio, Texas	/s/ ERNST & YOUNG LLP

June 14, 2005

SBC PAYSOP

Statements of Net Assets Available for Benefits

(Dollars in Thousands)

	December 31,
	2004	2003
Assets
Investment in common stock of SBC Communications Inc., at fair value	$ 75,437	$ 82,415
Cash equivalents	17	15
Interest receivable	-	1

Net assets available for benefits	$ 75,454	$ 82,431

See accompanying notes.

SBC PAYSOP

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

(Dollars in Thousands)

Additions:
Dividend income	$ 3,819
Interest income	21

Total additions	3,840

Deductions:
Net depreciation of SBC Communications Inc. common shares	1,037
Distributions to participants	9,759
Administrative expenses	21

Total deductions	10,817
Net decrease	(6,977)

Net assets available for benefits, beginning of year	82,431

Net assets available for benefits, end of year	$ 75,454

See accompanying notes.

SBC PAYSOP

Notes to Financial Statements

December 31, 2004 and 2003

(Dollars in Thousands)

1.	Plan Description

The SBC PAYSOP (the Plan) was established by SBC Communications Inc. (SBC) during 1983 as a result of the disaggregation of the Bell System Employee Stock Ownership Plan. The Plan was established to provide shares of SBC common stock to eligible employees of participating SBC companies.

The following description of the Plan provides only general information. The Plan text and prospectus include complete descriptions of Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions for years prior to the 1987 plan year were in amounts equal to the credit claimed by SBC on its consolidated federal income tax return pursuant to Section 41 of the Internal Revenue Code of 1954 (IRC). This credit was one-half of one percent of compensation paid or accrued for all participants during the plan year up to a maximum of $100 per participant.

The Tax Reform Act of 1986 repealed the income tax credit on employee stock ownership plan contributions for compensation paid or accrued after December 31, 1986. No contributions were made to the Plan beginning with the 1987 plan year. Employees with a balance in the Plan on December 31, 1986 and whose accounts have not been totally distributed in accordance with the terms of the Plan are eligible for participation in the Plan and continue to maintain a balance in the Plan. Employees who did not have a balance in the Plan at that time are not eligible to participate.

Although it has not expressed any intent to do so, SBC has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the Plan provides that the net assets be distributed to participants in amounts equal to their respective interests in such assets.

SBC PAYSOP

Notes to Financial Statements (continued)

December 31, 2004 and 2003

(Dollars in Thousands)

2.	Summary of Significant Accounting Policies

The fair value of SBC common stock is determined on the basis of the closing price per share on the valuation date as reported at the official close of the New York Stock Exchange. Temporary cash investments are valued at cost, which approximates fair value. Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

The Plan provides for investments in investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Expenses incurred to administer the Plan are paid by SBC. A portion of these expenses, up to $100 per year, is reimbursed by the Plan to SBC.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Allocations and Distributions to Participants

The Plan maintains an account for each participant. Distribution of the shares allocated to a participant’s account is generally made to a participant after termination of employment but no later than April of the plan year following the plan year in which the participant attains age 70 1/2, or to a beneficiary as soon as practicable after the participant’s death. If a participant remains an active employee beyond the year the participant turns age 70 1/2, the participant’s account will begin to be distributed no later than April of the following year. For each distribution, the participant or beneficiary receives stock.

All quarterly dividends for a year earned on shares in participants’ accounts are held in an interest-bearing account until paid to participants on an annual basis in November of each year. Effective January 1, 2002, the Plan was amended to allow participants the option to reinvest dividends on SBC common stock held in their accounts. Reinvested dividends are used to purchase SBC common stock. Earnings attributable to dividends pending distribution which exceed administrative expenses paid by the Plan are used to purchase additional shares of SBC common stock. These shares are proportionately allocated to each participant’s account.

SBC PAYSOP

Notes to Financial Statements (continued)

December 31, 2004 and 2003

(Dollars in Thousands)

4.	Tax Status

The Internal Revenue Service (IRS) issued a determination letter on March 26, 2004, stating that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the determination letter was received. The Plan Administrator believes that the Plan is currently designed and is operating in compliance with the applicable requirements of the IRC.

SBC PAYSOP

Notes to Financial Statements (continued)

December 31, 2004 and 2003

(Dollars in Thousands)

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2004	2003

Net assets available for benefits per the financial statements	$ 75,454	$ 82,431

Less: Distributions payable to participants	(257)	(780)

Net assets available for benefits per the Form 5500	$ 75,197	$ 81,651

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004:

Distributions to participants per the financial statements	$ 9,759

Add: distributions payable to participants at December 31, 2004	257

Less: distributions payable to participants at December 31, 2003	(780)

Distributions to participants per the Form 5500	$ 9,236

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

SBC PAYSOP

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 43-1301883 Plan No.: 003

December 31, 2004

(Dollars in Thousands)

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value

* SBC Communications Inc. Common Stock	2,927,327 shares	$ 19,678	$ 75,437

* Mellon Trust of New England, National Association Pooled Employee Funds Daily Liquidity Fund	Temporary cash investment	17	17

		$ 19,695	$ 75,454

*Party-in-Interest.

SBC PAYSOP

Schedule H, Line 4j – Schedule of Reportable Transactions

EIN: 43-1301883 Plan No.: 003

Year Ended December 31, 2004

(Dollars in Thousands)

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (iii) – Series of Transactions in Excess of 5 Percent of Plan Assets

* Mellon Trust of New England, National Association	Pooled Employee Funds Daily Liquidity Fund	$ 11,428	$ –	$ 11,428	$ 11,428	$ –

* Mellon Trust of New England, National Association	Pooled Employee Funds Daily Liquidity Fund	–	11,426	11,426	11,426	–

* All transactions were purchased and sold on the market.

There were no Category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

SBC PAYSOP

By SBC Communications Inc., Plan Administrator for the Foregoing Plan

By	/s/ Karen E. Jennings
Karen E. Jennings
Senior Executive Vice President - Human Resources and Communications

Date: June 17, 2005

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm